SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                       RIVIERA HOLDINGS CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.001 per share
                       (Title of Class of Securities)

                                 769627100
                               (CUSIP Number)

                        Riviera Holdings Corporation
                       2901 Las Vegas Boulevard South
                          Las Vegas, Nevada  89109
                               (702) 734-5110
                            Attention:  William L. Westerman

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070

                                 April 29, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
                                                                   ( )

     Check the following box if a fee is being paid with this Statement:
                                                                   ( )


     CUSIP No. 769627100            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
          Allen E. Paulson

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  ( )
          Not applicable                          (a)  ( )

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS

          PF

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          Not applicable.                                    ( )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :       463,655
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
      PERSON WITH                       :        0
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :       463,655
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                        :        0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                463,655

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                 ( )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               9.4%

     (14) TYPE OF REPORTING PERSON
          IN



                        RIVIERA HOLDINGS CORPORATION

                                SCHEDULE 13D

     ITEM 1.   SECURITY AND ISSUER.

                    This statement relates to the shares of common stock (the "Common Stock"), par value $.001 per share, of Riviera Holdings Corporation, a Nevada corporation (the "Company").

                    The principal executive offices of the Company are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

     ITEM 2.   IDENTITY AND BACKGROUND.

               (a) This statement is filed by Allen E. Paulson, an individual (the "Reporting Person").

               (b) The address of the Reporting Person is Del Mar Country Club, 6001 Clubhouse Drive, Rancho Santa Fe, California 92067.

               (c) The Reporting Person is an industrial entrepreneur affiliated with Paulson Enterprises, an investment group, the principal executive offices of which are located at Del Mar Country Club, 6001 Club-house Drive, Rancho Santa Fe, California 92067.

               (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misde-meanors).

               (e) The Reporting Person was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is sub-ject to a judgment, decree or final order enjoin-ing future violations of, or prohibiting or man-dating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    The Reporting Person purchased 463,655 shares of Common Stock of the Company with personal funds between December 2, 1996 and April 29, 1997.

     ITEM 4.   PURPOSE OF THE TRANSACTION

               The Reporting Person acquired his interest in the Common Stock for investment purposes.

               The Reporting Person has been offered a one year option (the "Option") to purchase, at a price of $15 per share, subject to adjustment, all of the shares of Common Stock held by Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens, Waterfall"), Stein Roe & Farnham Incorporated ("Stein Roe") and Sun America Life Insurance Company ("Sun America" and, together with Morgens, Waterfall and Stein Roe, the "Option Offerors"). Morgens, Waterfall or its principals are either investment advisors to, or trustees or general partners of entities that are the owners of 1,272,560 shares, or 25.9% of the Common Stock. Stein Roe is the investment advisor and an affiliate of Keyport Life Insurance Co., which owns 857,160 shares, or 17.4% of the Common Stock.
     Sun America is the owner of 761,920 shares, or 15.5% of the Common Stock. The total number of shares offered under the Option is 2,891,640 shares, or 58.8% of the Common Stock. Based upon preliminary discussions with the Option Offerors and with the Company, the Reporting Person is reviewing the offer and is considering a transaction which would involve the acquisition of the entire equity interest in the Company at substantially the same price the Option Offerors would receive. The Reporting Person's willingness to become involved with the Company will depend upon, among other things, his discussions with the Company and reaching a satisfactory basis upon which to proceed with the transaction.

               The Reporting Person has had and plans to hold further discussions with the Option Offerors and with the Company with respect to the above matters. There can be no assurance that any such discussions will result in any transaction involving the Reporting Person, the Option Offerors and the Company.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The Reporting Person beneficially owns 463,655 shares or 9.4% of the outstanding Common Stock of the Company, based on a total of 4,916,280 shares of Common Stock outstanding on April 14, 1997.

               (b) The Reporting Person has the sole power to vote and dispose of 463,655 shares of Common Stock.

               (c) On April 29, 1997, the Reporting Person purchased 225,000 shares of Common Stock with personal funds for his own account. The net purchase price per share was $13.88 and the transaction was effected on the open market. On April 15, 1997, the Re-porting Person purchased 30,000 shares of Common Stock with personal funds for his own account.
                    The net purchase price per share was $13.05 and the transaction was effected on the open market.

               (d)  Not applicable.

               (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               (a)  Not applicable.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               (a)  Not applicable.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         May 07, 1997
                                    ______________________________
                                                   Date

                                    /s/  Allen Eugene Paulson
                                    ______________________________
                                                   Signature

                                    Allen Eugene Paulson